        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 1999

                                                     REGISTRATION NO. 333-84433


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       -------


                                   AMENDMENT NO. 1
                                          TO
                                       FORM S-3


                                REGISTRATION STATEMENT

                                        UNDER

                              THE SECURITIES ACT OF 1933

                                       -------

                                ARCADIA FINANCIAL LTD.
                (Exact name of registrant as specified in its charter)

                MINNESOTA                              41-1664848
      (State or other jurisdiction                  (I.R.S. Employer
    of incorporation or organization)             Identification No.)

                             7825 WASHINGTON AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55439-2435
                                    (612) 942-9880

                 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                       -------

                                  JAMES D. ATKINSON
                                ARCADIA FINANCIAL LTD.
                             7825 WASHINGTON AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55439-2435
                                    (612) 942-9880

              (Name, address, including zip code, and telephone number,
                      including area code, of agent for service)

                                       -------

                                       COPY TO:

                                William B. Payne, Esq.
                                 Dorsey & Whitney LLP
                                220 South Sixth Street
                                Minneapolis, MN  55402
                                    (612) 340-2600

                                       -------

     Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis under Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

     If this Form is filed to register additional securities for an offering under Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed under Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made under Rule 434, please check the following box: / /




                                       -------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

     IN ACCORDANCE WITH RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS CONTAINED IN THIS REGISTRATION STATEMENT ALSO RELATES TO THE COMPANY'S REGISTRATION STATEMENT ON FORM S-3 (NO. 333-60531) DECLARED EFFECTIVE ON AUGUST 14, 1998. THIS REGISTRATION STATEMENT, WHICH IS A NEW REGISTRATION STATEMENT, ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-60531, WHICH SHALL HEREAFTER BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                     $150,000,000
                                   PRINCIPAL AMOUNT

                            [Arcadia Financial Ltd. logo]

          30, 60, 90 AND 180-DAY AND ONE-YEAR SUBORDINATED EXTENDIBLE NOTES
        ONE, TWO, THREE, FOUR, FIVE AND TEN-YEAR SUBORDINATED FIXED-TERM NOTES
                               SUBORDINATED NOTE UNITS

                                       -------

We are offering the maturities and types of subordinated notes listed above. We may also offer any combination of types and maturities of subordinated notes that are sold together in "subordinated note units." The minimum investment is $1,000. We will sell the subordinated notes directly on a continuous basis utilizing the efforts of our officers and employees. We may also sell the subordinated notes through one or more broker-dealers on a
non-exclusive basis without a firm underwriting commitment.   We reserve the
right to reject any subscription for subordinated notes in whole or in part.

The interest rates available for new subordinated notes will change from time to time. Accordingly, this prospectus will be accompanied by a prospectus supplement that lists the interest rates then in effect and provides other relevant information, such as the availability of maturities, any subordinated note units being offered and information about any nonexclusive selling agents then selling subordinated notes on our behalf.

There is no public market for the subordinated notes and you cannot expect to resell any subordinated notes you buy.

The subordinated notes are unsecured general obligations and are subordinated in right of payment to all of our existing and future "senior indebtedness," as defined in the indenture governing the subordinated notes. At June 30, 1999, we had approximately $405.0 million of "senior indebtedness" outstanding.

THE SUBORDINATED NOTES ARE NOT DEPOSITS OR ACCOUNTS WITH A BANK, SAVINGS AND LOAN ASSOCIATION OR OTHER FINANCIAL INSTITUTION REGULATED BY FEDERAL OR STATE BANKING AUTHORITIES AND ARE NOT ENTITLED TO ANY OF THE REGULATORY PROTECTIONS APPLICABLE TO DEPOSITS OR ACCOUNTS WITH REGULATED FINANCIAL INSTITUTIONS, SUCH AS DEPOSIT INSURANCE AND GOVERNMENTAL GUARANTEES.

SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT SOME FACTORS YOU SHOULD CONSIDER BEFORE BUYING ANY OF THE SUBORDINATED NOTES.

                                       -------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                       -------

       Public offering price (as a percentage of principal amount) . . . . . . . . . . . . . . . . . 100%
       Selling agent commissions  . . . . . .  . . . . . . . . . . . . . . . . . . . . . . . 0.0% to 5.0%
       Proceeds, before expenses, to Arcadia Financial . . . . . . . . . . . $142,500,000 to $150,000,000

We will not pay commissions on subordinated notes sold directly by our officers and employees. We will pay commissions of 0.25% to 5.0% to any broker-dealers we retain as nonexclusive selling agents with respect to the subordinated notes. Accordingly, the amount of proceeds we will receive will depend on whether we pay any commissions and at what rate we pay them.

                                       -------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                THE DATE OF THIS PROSPECTUS IS AUGUST 16, 1999

                                ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission with respect to offers and sales of our subordinated notes and subordinated note units consisting of a mixture of maturities of subordinated notes. This prospectus provides you with a general description of the subordinated notes. Each time we offer subordinated notes or subordinated note units, we will provide a prospectus supplement that will contain specific information about the terms then in effect. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     You should rely only on the information incorporated by reference or provided in this prospectus and the accompanying prospectus supplement. We have not authorized anyone else to provide you with information that is different.
We are only offering the subordinated notes in states where it is legal to offer and sell them. You should not assume that the information in this prospectus or the accompanying prospectus supplement is accurate as of any date other than the date on the cover page of the document. If any statement in one of these documents is inconsistent with a statement in another document having a later date--for example, a prospectus supplement or a document incorporated by reference in this prospectus--the statement in the document having the later date modifies or supersedes the earlier statement.


                                  TABLE OF CONTENTS

                                                                            PAGE
ABOUT THIS PROSPECTUS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .14

DESCRIPTION OF THE SUBORDINATED NOTES. . . . . . . . . . . . . . . . . . . . .15

FEDERAL INCOME TAX CONSEQUENCES. . . . . . . . . . . . . . . . . . . . . . . .20

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .21

REPORTS TO HOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .22

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .22

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .22

WHERE YOU CAN FIND MORE INFORMATION. . . . . . . . . . . . . . . . . . . . . .22

                                  PROSPECTUS SUMMARY

      YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND THE INFORMATION AND FINANCIAL STATEMENTS APPEARING IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                             ABOUT ARCADIA FINANCIAL LTD.

      We purchase, securitize and service consumer automobile loans originated primarily by car dealers affiliated with major foreign and domestic manufacturers. We purchase our consumer automobile loans through 18 regional buying centers located in 15 states. These buying centers are supplemented by a network of dealer development representatives who develop and maintain relationships with car dealers operating within each buying center's immediate market area or in surrounding market areas. Credit approval and loan processing are generally performed at the regional buying center or at our headquarters in Minneapolis, Minnesota.

      Our lending programs are designed to serve consumers who have limited access to traditional automobile financing, typically because they have prior credit difficulties or limited credit histories. Because we serve consumers who are unable to meet the credit standards imposed by most traditional automobile financing sources, we generally charge interest at rates higher than those charged by traditional sources. We also expect to sustain a higher level of credit losses than traditional sources because we provide financing to relatively high-risk borrowers.

      We employ a risk-based pricing strategy for determining which loans to purchase and the terms of the loans we purchase. We compare the terms the borrower wishes to obtain with the results of an evaluation of his or her credit characteristics on the basis of our underwriting and credit scoring criteria. Our underwriting procedures focus on a borrower's credit characteristics and collateral value and do not distinguish between new and used vehicles, which represented approximately 13% and 87%, respectively, of our loan purchases in 1998. In the past, we marketed our loan products using two programs. However, in 1998, we determined that it was more appropriate to make underwriting decisions based on a multi-tiered risk-based pricing matrix. We believe that this tiering provides us with a higher level of precision in estimating future default rates and loan profitability. We base our analysis of loan loss reserves in part on the credit performance we expect from each risk tier and on the proportion of loan portfolio in each of the tiers. Our goal is to maximize the difference between the borrowers' interest rates and the level of net losses we expect on the loans we purchase.

      We fund our initial purchases of loans primarily with money borrowed under warehouse facilities, which are arrangements that allow us to borrow cash secured by the loans we purchase with the cash. We then securitize the loans we have purchased, generally on a quarterly or more frequent basis. To securitize loans, we transfer them through one of our special purpose subsidiaries to a securitization trust that has been newly created for the transaction. The securitization trust issues one or more classes of debt securities called asset-backed securities and sells them to investors. When the sale of the securities is completed (which may be some time after the sale of the asset-backed securities), we recognize an accounting gain on the sale of the loans.

      Each month, collections of principal and interest on the loans in each securitization trust are used by the trustee of that trust to pay amounts due to the holders of the trust's asset-backed securities, to establish and maintain spread accounts as a source of cash to cover possible shortfalls in collections on the loans in the trust and to pay expenses associated with the securitization and the servicing of the loans. Any funds that remain are generally distributed to us, subject to our agreements with Financial Security Assurance Inc., our provider of financial guaranty insurance policies.

     We also act as servicer for the loans included in securitization trusts. In return, we receive servicing fees based on the outstanding principal balance on the loans and also receive collection fees, such as late payment fees and insufficient fund charges, and interest on collection accounts. To perform our servicing responsibilities, we operate a national customer service center in Minneapolis, Minnesota, and four regional collection centers located in Charlotte, North Carolina; Dallas, Texas; Denver, Colorado; and Minneapolis, Minnesota.

      Arcadia Financial is a Minnesota corporation that was incorporated on March 8, 1990. Our principal executive offices are located at 7825 Washington Avenue South, Minneapolis, Minnesota 55439-2435, and our telephone number is
(612) 942-9880.

                                  ABOUT THE OFFERING


Securities Offered . . . . . . . . .    Up to $150 million in principal amount
                                        of unsecured subordinated notes in
                                        minimum denominations of $1,000. The
                                        subordinated notes include extendible
                                        notes having maturities of 30, 60, 90
                                        and 180 days and one year after the date of issue and fixed-term notes having maturities of one, two, three, four, five and ten years after the date of issue.

Subordination. . . . . . . . . . . .    The subordinated notes are our unsecured
                                        general obligations and are subordinated in right of payment to all existing and future "senior indebtedness," as defined in the indenture governing the subordinated notes. At June 30, 1999, we had approximately $405 million of "senior indebtedness" outstanding.

Interest Rates and Payment . . . . .    Current interest rates are listed in the
                                        prospectus supplement accompanying this
                                        prospectus.  Interest on the
                                        subordinated notes accrues from the date of issuance, which is the business day on which we receive funds in payment for the subordinated note purchased. For subordinated notes with maturities in excess of one year, interest compounds quarterly. Interest on all other subordinated notes (including one-year subordinated notes) is not compounded.

                                        Interest on 30, 60, 90 and 180 day
                                        extendible subordinated notes will be
                                        paid at maturity only. Interest on
                                        longer-term subordinated notes will be
                                        paid, at the election of the original
                                        purchaser, monthly, quarterly,
                                        semi-annually, annually or at maturity.

                                        The interest rate of an extendible
                                        subordinated note may be adjusted every
                                        time the subordinated note extends or
                                        "rolls over," unless it is redeemed by
                                        the holder or us. The interest rate of a fixed-term subordinated note will not adjust prior to maturity.

Automatic Extension. . . . . . . . .    If we do not redeem an extendible
                                        subordinated note prior to a roll-over
                                        date, we will mail to the holder a
                                        notice on or within five days after that date listing the current interest rate applicable to the subordinated note. If the holder does not present the subordinated note for redemption on or within 10 days after a roll-over date, that subordinated note will extend automatically for a period equal to its original term at the interest rate then being offered on newly issued subordinated notes of the same term and principal amount. If similar subordinated notes are not then being offered, absent instructions from the holder selecting a subordinated note with a term then being offered, the maturing subordinated note will be redeemed.

Redemption by Arcadia Financial. . .    We may at any time elect to redeem the
                                        subordinated notes in whole or part,
                                        except for five and ten year
                                        subordinated notes, which may not be
                                        redeemed during the first two years
                                        after issuance.

Redemption by Holder . . . . . . . .    The subordinated notes may be redeemed
                                        prior to maturity or roll-over (1) by
                                        holders (other than holders of 30 and 60 day subordinated notes) upon written request at the principal amount plus accrued interest to the redemption date less a specified interest penalty
                                        (redemptions of this type may not exceed a total of $2.0 million in any fiscal quarter),(2) by the holder's estate after death,at the principal amount
                                        (not to exceed $25,000) plus accrued
                                        interest to the redemption date or (3)
                                        in the case of extendible notes, as
                                        provided under "Description of the
                                        Subordinated Notes--Automatic
                                        Extension."

Modification, Termination or            We reserve the right to modify at any
Extension of Offering. . . . . . . .    time the terms of the offering or the
                                        subordinated notes being offered. Any
                                        modification will apply only to
                                        subordinated notes offered after the
                                        date of the modification, except as
                                        described under "Description of Notes."
                                        We may terminate the offering at any
                                        time. From time to time, we may issue
                                        additional debt securities in private
                                        placements or through additional
                                        registered public offerings, including
                                        debt that may be "senior indebtedness"
                                        with respect to the subordinated notes.

Indenture and Indenture Trustee. . .    The subordinated notes will be issued
                                        under the terms of an indenture with
                                        HSBC Bank USA (formerly Marine Midland
                                        Bank) as trustee.

                       RATIOS OF EARNINGS TO FIXED CHARGES AND
               TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following are the consolidated ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the periods presented.

                                                                                  YEARS ENDED                     SIX MONTHS ENDED
                                                                                  DECEMBER 31,                         JUNE 30,
                                                                   -----------------------------------------     ------------------
                                                                   1994      1995     1996      1997     1998       1998       1999
                                                                   ----      ----     ----      ----     ----       ----       ----
 Ratio of earnings to fixed charges ........................       1.76x     3.33x    4.08x         -        -           -     1.95x
 Deficiency in earnings to fixed charges ...................           -         -        -    69,633   92,476     105,748         -
 Ratio of earnings to combined fixed charges and
    preferred stock dividends ..............................       1.12x     2.76x    3.81x         -        -           -     1.95x
 Deficiency in earnings to combined fixed charges
    and preferred stock dividends ..........................           -         -        -    69,633   92,476     105,748         -

     For purposes of calculating the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, earnings are defined as income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount and the interest factor in rental charges. Combined fixed charges and preferred stock dividends consist of the fixed charges described above plus the pre-tax income necessary to pay dividends on our previously outstanding 8% Cumulative Convertible Exchangeable Preferred Stock, all of which was converted or redeemed on or before December 2, 1996.

                                     RISK FACTORS

     YOU SHOULD CONSIDER THE FOLLOWING RISKS CAREFULLY BEFORE YOU DECIDE TO BUY ANY SUBORDINATED NOTES.

RISKS RELATED TO OUR LIQUIDITY AND ACCESS TO CAPITAL RESOURCES

     WE MAY NEED ADDITIONAL CAPITAL TO FUND CONTINUED NEGATIVE CASH FLOWS, BUT MAY NOT BE ABLE TO RAISE CAPITAL ON ACCEPTABLE TERMS OR AT ALL. To date, we have operated on a negative operating cash flow basis, and we expect to continue to do so in the near future. Our business requires substantial cash to make payments in connection with the purchase and securitization of loans, for operating expenses and to service our debt. We may require additional capital in the future to satisfy our operating and debt service requirements, to fund growth or to repay our outstanding indebtedness at maturity. We may not, however, be able to access the capital markets in the future on terms acceptable to us, if at all. Factors which could affect our ability to access the capital markets or the costs of any capital raised include:

     -      changes in interest rates;

     -      general economic conditions;

     -      the perception of us in the capital markets; and

     -      the performance of our securitization trusts.

In addition, the agreements governing our existing debt securities and credit facilities significantly restrict our ability to incur additional indebtedness and to issue new classes of preferred stock. Any agreements governing future debt securities or credit facilities may contain similar restrictions.

     ADVERSE CHANGES IN OUR ASSET-BACKED SECURITIES PROGRAM OR IN THE ASSET-BACKED SECURITIES MARKET FOR AUTOMOBILE RECEIVABLES IN GENERAL COULD MATERIALLY ADVERSELY AFFECT US. Our business depends on our ability to aggregate and sell automobile loans in the form of publicly offered asset-backed securities. These sales generate cash proceeds that allow us to repay amounts outstanding under our warehouse credit facilities and to purchase additional loans. In addition, the sale of loans to a securitization trust in preparation for securitization, which generally occurs once per quarter, gives rise to the gain on sale that forms a significant part of our reported earnings for each quarter. Accordingly, adverse changes in our asset-backed securities program--such as a delay in the consummation of a planned securitization beyond quarter end, negative market perception of us or the failure of the loans we intend to sell to conform to insurance company and rating agency requirements--or in the general market for automobile loan asset-backed securities could materially adversely affect our ability to purchase and resell loans on a timely basis and on terms reasonably satisfactory to us.

     IF IN THE FUTURE WE ARE UNABLE TO OBTAIN FINANCIAL GUARANTY INSURANCE POLICIES, OR DETERMINE THAT THEY ARE TOO EXPENSIVE, IT COULD REDUCE OUR ABILITY TO SELL THE ASSET-BACKED SECURITIES WE SPONSOR AND ALSO REDUCE THE PRICE AT WHICH WE ARE ABLE TO SELL THEM. All of the securitizations we have sponsored since March 1993 and one of our current warehouse credit facilities have utilized credit enhancement in the form of financial guaranty insurance policies issued by Financial Security Assurance, Inc., which is known as FSA. These financial guaranty insurance policies have resulted in those asset-backed securities being rated AAA/Aaa. We believe that this rating has made those securities easier to sell than securities with a lower rating and has enhanced the price at which they have been sold. We also believe that the use of this form of credit enhancement was cheaper than alternative forms available to us at the time. However, FSA is not required to insure the securitizations we sponsor and may not continue to do so. In June 1999, FSA advised us that it expects to modify its requirements for any future securitization transaction with respect to which it provides financial guaranty insurance. These modifications could significantly increase the cash cost to us of using FSA as the provider of credit enhancement for future securitizations. We are currently examining our options in this regard, which may include issuing uninsured asset-backed securities with other credit enhancement features. If we were to do this, some of those securities are likely to receive a rating that is somewhat lower than AAA/Aaa, which could reduce our ability to sell those securities at prices comparable to those received in the past.

     EARLY TERMINATION OF OUR WAREHOUSE CREDIT FACILITIES, OR OUR INABILITY TO ARRANGE ADDITIONAL WAREHOUSE FACILITIES OR TO EXTEND OR REPLACE EXISTING FACILITIES WHEN THEY EXPIRE, WOULD HAVE A MATERIAL ADVERSE EFFECT ON US. We depend on warehouse facilities with financial institutions or institutional lenders to finance our purchase of loans on a short-term basis pending securitization. At June 30, 1999, we had three primary warehouse facilities with an aggregate borrowing capacity of approximately $700 million. One of these facilities, with a capacity of $400 million, was renewed on July 13, 1999, and will expire in July of 2000. The FSA financial guaranty insurance policy with respect to this facility will be reduced from $400 million to $200 million on February 15, 2000; at the same time, the capacity of the facility itself will also be reduced to $200 million. The remaining facilities expire in September and October of 1999, subject to earlier termination on the occurrence of certain events and to renewal or extension at the option of the lenders. These or similar facilities may not continue to be available on terms reasonably satisfactory to us. Early termination of these warehouse facilities, or our inability to arrange additional warehouse facilities or to extend or replace existing facilities when they expire, would significantly reduce or end our ability to purchase and securitize automobile loans.

RISKS RELATED TO THE PERFORMANCE OF LOANS IN SECURITIZATION TRUSTS THAT WE HAVE SPONSORED

     ANY MATERIAL DEFICIENCIES BETWEEN FUTURE LOAN PERFORMANCE AND OUR CURRENT ESTIMATES OF THAT PERFORMANCE COULD HAVE A MATERIAL ADVERSE EFFECT ON US, INCLUDING LEADING TO A REDUCTION IN THE VALUATION OF OUR MAIN ASSET, FINANCE INCOME RECEIVABLE. When we sell loans in connection with the creation of a securitization trust and the issuance of asset-backed securities by that trust, we recognize a gain on sale and establish an asset that is called finance income receivable. Finance income receivable is our principle asset, which represents our retained interest in the loans sold. Finance income receivable is calculated using assumptions and estimates concerning future delinquency, default, prepayment, repossession and net loss rates on the securitized loans that management believes are reasonable at the time. We base these assumptions on our historical experience, externally generated industry information, market conditions and expectations of future performance and present value discount rates that we believe would be requested by an unrelated purchaser of a similar asset. However, the loans that we securitize may not perform under varying economic conditions in the manner we currently estimate. In particular, the actual rates of defaults, prepayments and net losses may exceed the estimates used in valuing the finance income receivable and would adversely affect anticipated future cash flow. We periodically review our default, prepayment and net loss assumptions in relation to the current performance of the loans and market conditions and, if necessary, adjust the balance of finance income receivable. We have made two significant permanent reductions to the value of finance income receivable, one at June 30, 1998 ($114.5 million) and one at March 31, 1997 ($98.0 million). Any future permanent reductions to finance income receivable could adversely affect the price for our securities and our ability to raise capital as needed. In addition, we may not be able to sell our finance income receivable at its stated value on our balance sheet.

     ANY DECREASE IN OR INTERRUPTION OF EXCESS CASH FLOW FROM SECURITIZATION TRUSTS THAT WE HAVE SPONSORED COULD MATERIALLY ADVERSELY AFFECT US. Our future liquidity and financial condition, and our ability to finance the growth of our business and to repay or refinance our outstanding indebtedness, will depend to a material extent on distributions of excess cash flow from securitization trusts that we have sponsored. The agreements related to the financial guaranty insurance policies on asset-backed securities issued by these securitization trusts require us to maintain specified amounts of cash in spread accounts for each insured securitization trust. Our obligation to establish and fund these spread accounts is initially met by means of letters of credit, cash deposits and/or cash flows from the related trust. Each month after the spread account has been established, any cash received by the related securitization trust that is in excess of the amount needed to make payments on the asset-back securities is first used to bring our spread account for that trust up to required levels.
 In addition, under our agreements with FSA, each of these spread accounts is cross-collateralized with the other insured securitization trusts. As a result, cash received by one securitization trust that is in excess of the amount needed to make payments specifically related to that trust may be used to support negative cash flow from, or to replenish the spread account related to, another securitization trust. Only after these uses is any of that cash distributed as excess cash flow to Arcadia Receivables Finance Corporation, one of our subsidiaries known as ARFC, and then on to us. Thus, if the cash flow from all insured securitization trusts is not sufficient to replenish all spread accounts, excess cash flow may not be available to us for that month. The timing and amount of excess cash flow varies based on a number of factors, including but not limited to:

     -      rates of loan delinquencies, defaults and net losses;

     - how quickly repossessed vehicles can be resold and the price at which this is accomplished;

     -      ages of the loans in the portfolio;

     -      levels of voluntary prepayments; and

     - required spread account levels and the amount of cash in the spread accounts relative to those required levels.

Any negative change in these factors could reduce or eliminate excess cash flows to us.

We have in the past experienced interruptions in excess cash flows and this may occur again in the future.

     LOAN PORTFOLIO DELINQUENCY, DEFAULT AND NET LOSS RATES THAT ARE POORER THAN PORTFOLIO PERFORMANCE TESTS COULD RESULT IN A DECREASE IN OR INTERRUPTION OF EXCESS CASH FLOW AVAILABLE TO US. Each insured securitization trust has portfolio performance tests that relate to levels of delinquencies, defaults and net losses on the loans in the trust. These portfolio performance tests require that the loan portfolio of each insured securitization trust have:

     - an average delinquency ratio not equal to or in excess of a specified percentage;

     - a cumulative default rate not equal to or in excess of specified percentages, which vary based on the aging of the loan portfolio; and

     - a cumulative net loss rate not equal to or in excess of specified percentages, which vary based on the aging of the loan portfolio.

If the loans in any trust perform worse than is required by any of these tests, the amount of cash that has to be retained in the related spread account or accounts increases significantly until the loan portfolio has performed at the required levels for a specified period, generally three to five months. Any violation will decrease available excess cash flow for that time period. FSA as provider of financial guaranty insurance can waive a violation of these portfolio performance tests. We have an arrangement with FSA under which, if loan portfolio performance is poorer than the portfolio performance test levels, our subsidiary ARFC may make a pledge of cash that has the effect of preventing the violation of the portfolio performance test.
 Some trusts have exceeded these portfolio performance tests in the past, and some trusts were still in excess of these tests at June 30, 1999, but this arrangement has prevented a violation. It has also, however, reduced the amount of cash that would have been available to us for use if we had received a waiver of the violation. An increase in loan delinquencies, cumulative defaults or net losses could result in one or more additional existing securitization trusts exceeding one or more of the portfolio performance tests unless the portfolio performance test levels are changed. FSA is not required either to continue its arrangement with us or to make any future violations of portfolio performance test levels and might not do so if additional trusts were to perform more poorly than required.

     THE OCCURRENCE OF AN INSURANCE AGREEMENT EVENT OF DEFAULT COULD HAVE A MATERIAL ADVERSE EFFECT ON US. Our agreement with FSA specifies that there will be an insurance agreement event of default if listed events occur with respect to any series of insured asset-backed securities. These events include loan portfolio performance tests similar to those described above but at significantly higher levels. Following an insurance agreement event of default, FSA may:

     - suspend distributions of cash flow from the related securitization trust and all other insured trusts, including one of our warehouse credit facilities, until the amount of cash in the affected spread account reaches a preset level (generally 25% of the balance of outstanding asset-backed securities in that series);

     -      capture excess cash flow from performing trusts;

     -      increase its premiums;

     -      replace us as servicer with respect to all insured trusts; and

     - foreclose on its collateral security interest in the stock of our subsidiary ARFC.

FSA may waive an insurance agreement event of default. Some of the insured trusts have exceeded these thresholds in the past, but to date we have obtained waivers to permit distributions of excess cash flow. A further increase in loan delinquencies, cumulative defaults and net losses might result in one or more additional securitization trusts exceeding one or more of these thresholds unless the required performance levels are changed. If this were to occur, further waivers may not be available to us. Any action that FSA might take in the absence of a waiver could have a material adverse effect on us, including our ability to pay our obligations. If FSA terminated us as servicer, we would no longer receive the related servicing fees. If FSA foreclosed on the stock that we own in ARFC, it would prevent that subsidiary from providing cash to us.

     CURRENT AND HISTORICAL DELINQUENCY AND DEFAULT RATES OF LOANS IN OUR SERVICING PORTFOLIO MAY UNDERSTATE FUTURE DELINQUENCY AND DEFAULT RATES. The future performance of our servicing portfolio may vary from current and historical rates for a number of reasons. The incidence of delinquencies and defaults on automobile loans tends to vary with the age of the loans. For example, loans that are between six and 14 months old generally have a higher likelihood of being delinquent or defaulting than loans with similar credit characteristics that are less than six months or greater than 14 months old. Accordingly, to the extent that our servicing portfolio grows so that it contains disproportionately more loans originated within the prior six months, the current and historical delinquency and default rates of loans in the servicing portfolio may understate delinquency and default rates after that time. In addition, to the extent we offer new loan products which involve different underwriting policies from those we have used in the past, the delinquency and default rates of our servicing portfolio may change.

     PAST PURCHASES OF HIGHER RISK LOANS MAY CONTINUE TO NEGATIVELY IMPACT THE PERFORMANCE OF OUR SERVICED LOAN PORTFOLIO. Through 1997, we consistently increased our purchases of higher risk loans. These historic increases in the proportion of higher risk loans in our serviced loan portfolio led to an increase in the rates of delinquencies, repossessions and losses on those loans. These higher risk loans will likely continue to negatively impact our loan performance statistics in the near future.

     INCREASES IN LOAN DELINQUENCY, DEFAULT AND LOSS RATES MAY VIOLATE TESTS IN THE AGREEMENTS THAT GOVERN OUR WAREHOUSE CREDIT FACILITIES. The agreements that govern our warehouse credit facilities contain tests that set limits on:

     -      loan delinquency rates;

     -      loan default rates;

     -      loan payment extensions;

     -      loan loss rates;

     -      interest rate yields;

     -      borrower bankruptcy rates;

     -      borrower credit scores; and

     -      loan-to-value ratios.

If the performance of the relevant loan portfolios exceeds these limits, lenders under the affected warehouse facility have no further obligation to extend credit, which would substantially reduce or eliminate our capacity to purchase additional automobile loans. In addition, if the limits under any one agreement are exceeded, there may be cross-defaults under other credit agreements, which could result in our being required immediately to pay all amounts due under those agreements.

     THERE MAY BE A FUTURE INCREASE IN THE NUMBER OF LOANS THAT WE HAVE EXTENDED OR AMENDED, WHICH GENERALLY PRESENT SUBSTANTIALLY HIGHER DEFAULT RISKS THAN LOANS THAT HAVE NEITHER OF THESE CHARACTERISTICS. Like others in the industry, we give certain borrowers extensions or amendments to loan terms in certain circumstances. Loans that have been extended or amended generally present substantially higher default risks than loans that have neither of these characteristics. Continued slowing of the rate of portfolio growth, which will result in a higher percentage of loans of the age that are more likely to be extended or amended, could contribute to an increase in these statistics. The granting of an extension or amendment may have the effect of removing the related loan from delinquent status.

RISKS RELATED TO GENERAL ECONOMIC CONDITIONS

     ECONOMIC CONDITIONS INFLUENCE OUR LEVEL OF BUSINESS AND THE PERFORMANCE OF THE LOANS IN THE SERVICED PORTFOLIO. Periods of economic slowdown or recession, whether general, regional or industry-related, may increase the risk of default on automobile loans. Any increase on defaults would have the adverse effects noted above. These periods may also be accompanied by decreased consumer demand for automobiles which would result in reduced demand for automobile loans and could reduce business for us. Decreased consumer demand for automobiles also contributes to a decline in the values of automobiles securing outstanding loans, thereby weakening collateral coverage and increasing the possibility of losses in the event of default.

     OUR BUSINESS MAY BE AFFECTED BY PRICES FOR USED AUTOMOBILES.
Significant increases in the inventory of used automobiles during recession may depress the prices at which we can sell our inventory of repossessed vehicles or delay sales. In addition, average used car prices have fluctuated in the past, and any future softening of the used car market could cause our recovery rate on repossessed vehicles to decline below the current level. This, in turn, might have an adverse effect on loan loss levels, with all the potential effects of a decline in portfolio performance, and could require adjustments to estimated recovery rates and finance income receivable similar to those made at June 30, 1998 and March 31, 1997, both of which included amounts related to a reduction in the estimated recovery rates.

     OUR PROFITABILITY MAY BE DIRECTLY AFFECTED BY THE LEVEL OF AND FLUCTUATIONS IN INTEREST RATES. The level of and fluctuations in interest rates affect the difference between the annual percentage rate paid by the borrowers under the loans we purchase and the interest rate on the asset-back securities we sell. This gross interest rate spread is a major source of profit for us. We monitor the interest rate environment and employ strategies designed to mitigate the effect of changes in interest rates on our gross interest rate spread. However, changes in interest rates may adversely affect our profitability.

     A CONTINUATION OR INCREASE IN RECENT LEVELS OF PERSONAL BANKRUPTCY FILINGS COULD ADVERSELY AFFECT THE PERFORMANCE OF THE LOAN PORTFOLIO WE SERVICE. Recent media reports have suggested an increase in the number of personal bankruptcy filings and defaults on consumer credit. During most of 1997, much of 1998 and the first six months of 1999, we experienced a slight increase in the proportion of our servicing portfolio representing loans to borrowers who have filed for bankruptcy protection. A continuation or increase in this trend could contribute to greater default and net loss rates than we have historically experienced. In addition, this increase in consumer bankruptcy filings and defaults on consumer credit during a period of economic growth indicates that the impact of consumer behavior on default rates is not limited to periods of economic slowdown or recession.

RISKS RELATED TO THE NATURE OF THE SUBORDINATED NOTES

     MOST OF OUR CASH FLOW COMES FROM, AND ASSETS BELONG TO, LEGALLY DISTINCT SUBSIDIARIES WITH NO OBLIGATIONS TO PAY AMOUNTS DUE UNDER THE SUBORDINATED NOTES AND WHOSE CREDITORS HAVE CLAIMS ON THOSE ASSETS THAT ARE SENIOR TO OUR CLAIMS OR THE CLAIMS OF OUR CREDITORS, INCLUDING THE HOLDERS OF THE SUBORDINATED NOTES. A significant portion of our cash flow comes in the form of distributions from our special-purpose subsidiaries, which have the legal right to receive the excess cash flow from the securitization trusts we have sponsored. These subsidiaries are separate and distinct legal entities with no obligation to pay any amounts due under our indebtedness, including the subordinated notes, or to make any funds available to us, whether by paying dividends or otherwise, so that we can do so. As a result, if any third party were to enforce any of the restrictions on the distribution of cash from our subsidiaries discussed above, our ability to pay interest and principal on our outstanding indebtedness, including the subordinated notes, would be significantly impaired. In addition, substantially all of the assets shown on our financial statements, in particular the finance income receivable and the loans held for sale, are legally owned by these special-purpose subsidiaries, not us. Thus, creditors of those subsidiaries would have first claim to those assets in any liquidation or similar event, rather than us or any of our creditors, including the holders of the subordinated notes. As of June 30, 1999, our subsidiaries had approximately $98.3 million of indebtedness.

     ALL PAYMENTS ON THE SUBORDINATED NOTES ARE SUBORDINATED TO THE PRIOR PAYMENT OF ALL AMOUNTS DUE ON ANY SENIOR INDEBTEDNESS. The right of holders of subordinated notes to receive payment of any amounts due to them--whether interest or principal--is subordinated to the right of all holders of any senior indebtedness to receive prior payment of all amounts due to them. As a result, if any of the following occurred:

     -      a payment default under the terms of any senior indebtedness;

     - any default other than a payment default that allowed the holders of any senior indebtedness to accelerate its maturity;

     -      our dissolution, liquidation, winding up or reorganization; or

     -      our bankruptcy or similar insolvency-related event,

then the holders of subordinated notes would not receive any payments with respect to their subordinated notes until all amounts then due on all senior indebtedness had first been paid in full. On June 30, 1999, approximately $405 million of our indebtedness was senior indebtedness with respect to the subordinated notes.

     THE SUBORDINATED NOTES DO NOT HAVE EXTENSIVE COVENANTS OR OTHER PROTECTIVE PROVISIONS OF THE TYPE ASSOCIATED WITH OTHER DEBT SECURITIES. The indenture governing the subordinated notes contains only very limited covenants with respect to what we may or may not do while the subordinated notes are outstanding. In particular, there are NO covenants or other protective provisions that:

     - restrict our ability to incur additional indebtedness, including indebtedness that is senior indebtedness with respect to the subordinated notes;

     -      restrict our ability to pay dividends to shareholders;

     -      restrict our ability to make any other payments;

     - protect holders in the event of adverse changes in our financial condition or results of operations;

     - protect holders in the event of a highly leveraged transaction involving us;

     - permit the holders to require that we repurchase or redeem the subordinated notes in the event of a takeover, recapitalization or similar restructuring of us; or

     - provide for a sinking fund to repay amounts outstanding under the subordinated notes.

As a result, the subordinated notes do not have the contractual protections associated with other debt securities, including our other debt securities that are senior indebtedness with respect to the subordinated notes.

     WE HAVE A LARGE AMOUNT OF OUTSTANDING DEBT, WHICH MAY MAKE IT HARDER TO OBTAIN FINANCING, WILL INCREASE THE COST TO US OF OUR DEBT AND MAY MAGNIFY THE RESULTS OF ANY DEFAULT UNDER ANY OF OUR OUTSTANDING INDEBTEDNESS. At June 30, 1999, we had a total of $447.6 million of debt outstanding, including subordinated notes similar to the ones being sold by this prospectus, and had a debt-to-equity ratio of 1.96. (These amounts do not include any debt of our subsidiaries.) The issuance of additional subordinated notes could increase our debt-to-equity ratio or leverage, which may in turn make it harder for us to obtain future financing. In addition, the issuance of the subordinated notes will increase the cost of paying interest on our debt, except to the extent that the proceeds from the sales are used to repay other outstanding indebtedness. Although our cash flow from operations and capital raising activities has historically been sufficient to pay amounts due on our indebtedness, this may not continue to be the case; any additional indebtedness may increase the risk that our cash flow is insufficient to pay amounts due. Finally, our level of indebtedness, and in particular any significant increase in it, may make us more vulnerable if there is a downturn in our business.

     OUR OUTSTANDING DEBT SECURITIES CONTAIN RESTRICTIVE COVENANTS THAT MAY RESTRICT OUR ABILITY TO OBTAIN FINANCING AND NONCOMPLIANCE WITH WHICH COULD LEAD TO A DEFAULT WITH RESPECT TO THAT AND ANY OTHER INDEBTEDNESS. We are subject to restrictive covenants under our outstanding debt securities and our other debt financing agreements, some of which may significantly restrict our ability to incur additional indebtedness or to issue preferred stock.
Any future indebtedness may also contain similar restrictive covenants. Noncompliance with any covenants under any of our outstanding indebtedness, unless cured, modified or waived, could lead to a default not only with respect to that indebtedness, but also under other indebtedness, including the subordinated notes. If this were to happen, we might not be able to repay or refinance all of our debt and in particular might not be able to repay the subordinated notes, since their repayment is subordinated to the prior repayment of all senior debt outstanding at the time.

     THERE IS NO EXISTING MARKET FOR THE SUBORDINATED NOTES AND THE HOLDER CANNOT EXPECT TO BE ABLE TO RESELL ANY SUBORDINATED NOTES. There is no existing market for the subordinated notes and we do not intend to apply to list them on any securities exchange. As a result, a purchaser cannot be certain of being able to resell any subordinated notes if desired. Any market that might develop is likely to offer little liquidity. In addition, even if a market were to develop, the subordinated notes could trade at prices that may be lower than the price initially paid depending on many factors, including prevailing interest rates, our operating results and the markets for similar securities.

     WE MAY REDEEM THE SUBORDINATED NOTES WITHOUT PAYING AN EARLY REDEMPTION PREMIUM, WHICH MAY REDUCE THE HOLDER'S RETURN ON THE INVESTMENT. Subject to the requirements of any senior indebtedness then outstanding, we may at any time redeem, in whole or in part, any or all of the outstanding subordinated notes of any type, selected by interest rate or maturity, except for five and ten year fixed-term subordinated notes, which may not be redeemed during their first two years. If we redeem less than all of the outstanding subordinated notes selected for redemption, we will do so ratably or by lot. Subordinated notes will be redeemed at 100% of their principal amount plus accrued but unpaid interest to the redemption date, but will not include any early redemption premium. An early redemption may reduce the return that holder receives by reducing the term of the holder's investment. In addition, a holder whose subordinated note has been redeemed early may not be able to reinvest the proceeds for the remainder of the original term at an interest rate comparable to the rate paid on the subordinated notes redeemed. See "Description of Notes--Redemption by Arcadia Financial."

     IF THE HOLDERS OF OUR OUTSTANDING SENIOR NOTES WERE TO EXERCISE THEIR RIGHT TO REQUIRE US TO REPURCHASE THEIR NOTES, IT MIGHT CAUSE A DEFAULT UNDER OUR OUTSTANDING INDEBTEDNESS AND MAKE US UNABLE TO PAY AMOUNTS DUE ON THE SUBORDINATED NOTES. The holders of our currently outstanding senior notes (which are senior indebtedness with respect to the subordinated notes) may require us to repurchase all or a portion of those notes upon the occurrence of various events, including a change of control, specified types of asset sales and specified adverse loss experiences with respect to the securitization trusts we have sponsored. In 1996, we received an indication of interest to buy our company. At that time, we examined our strategic alternatives, including a sale. While no definitive offers to buy were received, a transaction like this might cause a change in control in the future. If we were required to repurchase the senior notes for this or any other reason, any funds so used would not be available to pay principal or interest on the subordinated notes, and we might not be able to access other funds to do so. Moreover, we might not have sufficient funds available to repurchase the senior notes. Our inability to do so could cause defaults under, and acceleration of, both the senior notes and, under cross-default provisions, our other indebtedness.

     PURCHASERS MAY BE REQUIRED TO INCLUDE INTEREST ON THE SUBORDINATED NOTES THAT HAS ACCRUED BUT NOT BEEN PAID IN THEIR INCOME FOR TAX PURPOSES. Under certain circumstances, cash basis taxpayers, such as individual tax payers, may be required to include accrued interest payable on the subordinated notes in their ordinary gross income for federal income tax purposes for a tax year prior to the year in which the taxpayer receives the related cash payment from us.
See "Federal Income Tax Considerations."

     WE SET THE INTEREST RATES ON THE SUBORDINATED NOTES WITHOUT THIRD PARTY INPUT. We set the interest rates on the subordinated notes from time to time in our discretion based on our capital needs. The rates are not set with the help or input of any third parties, such as investment banks or broker-dealers, that are familiar with conditions in the markets for corporate debt securities such as the subordinated notes. As such, the rates should not be deemed to be indicative of the rates that a professional securities market participant would set for the subordinated notes.

OTHER RISKS RELATING TO US

     WE MAY BE UNABLE TO IMPROVE OUR SERVICING PERFORMANCE, IN PARTICULAR AS THE RESULT OF HIGH EMPLOYEE TURNOVER OR AN INABILITY TO ATTRACT AND RETAIN REPLACEMENT SERVICING AND COLLECTION PERSONNEL. In particular, our ability to manage portfolio delinquency, default and loss rates depends on the maintenance of efficient collection and repossession procedures and on attracting and retaining an adequate number of qualified servicing and collection personnel. We may not succeed in the efforts we have undertaken since 1996 to improve our servicing and collection performance. During 1997 and 1998 we experienced an increase in employee turnover rate, especially among our collection personnel. This was due in part to low unemployment rates driven by economic growth and the continued expansion of the consumer credit markets and in part to our efforts to consolidate our servicing and collection operations. This consolidation resulted in service centers being moved from one location to another. Similar high turnover in the future, or an inability to attract and retain replacement personnel, could have an adverse effect on our performance, especially our portfolio delinquency, default and net loss rates.

     WE ARE A DEFENDANT IN LEGAL PROCEEDINGS THE OUTCOME OF WHICH COULD HAVE AN ADVERSE EFFECT ON US. We and some of our directors and officers are defendants in a consolidated lawsuit, IN RE OLYMPIC FINANCIAL LTD. SECURITIES LITIGATION. The plaintiffs allege that during the period from July 20, 1995 through March 3, 1997, we and our directors and officers illegally engaged in a scheme that had the effect of artificially inflating, maintaining and otherwise manipulating the value of our common stock. While we believe that this action is without merit and intend to defend it vigorously, we cannot be sure of success. In addition, in the course of our business, we are routinely a party or subject to other items of pending or threatened litigation. This includes actions against borrowers to collect amounts on loans or to repossess vehicles and litigation challenging the terms of loans we have purchased. The ultimate outcome of these matters cannot be predicted and we may not prevail in all of these lawsuits.
Any order, judgment, settlement or decree that was adverse to us could have a material adverse effect on us.

     THE FAILURE OF YEAR 2000 NON-COMPLIANT SYSTEMS, EITHER OUR OWN OR THOSE OF OUR SIGNIFICANT THIRD PARTY PROVIDERS, MAY MAKE US UNABLE TO PERFORM KEY OPERATING ACTIVITIES AND COULD ALSO SUBJECT US TO LITIGATION. We have reviewed our automated information systems, including our loan accounting system, business support systems and facility operating systems and have initiated the replacement, modification or reprogramming of Year 2000 non-compliant hardware and software. In addition, we have developed and are implementing a plan to contact parties which provide services critical to the successful operation of our business to learn how they are addressing the issue and to evaluate any likely impact on us. However, we have not yet completed all necessary processes of our Year 2000 plan. Nor do we have contingency plans in place in case we do not complete all phases of our Year 2000 program. If we do not complete our Year 2000 program successfully, we may be unable to perform our key operating activities and could also be subject to litigation regarding the results of systems failures, such as improper application of repayments and resulting incorrect credit reporting to credit bureaus.

     OUR ABILITY TO COMPETE IN THE HIGHLY COMPETITIVE AUTOMOBILE FINANCING MARKET MAY BE LIMITED BY OUR COMPETITORS' GREATER RESOURCES AND BECAUSE WE DO NOT OFFER DEALERS ALL THE PROGRAMS THAT SOME COMPETITORS DO. Many of our existing and potential competitors, which include well-established financial institutions, such as banks, other automobile finance companies, small loan companies, thrifts and leasing companies and captive finance companies owned by automobile manufacturers, such as General Motors Acceptance Corporation, Chrysler Credit Corp. and Ford Motor Credit Company, have greater financial, technical and marketing resources than we have. From time to time these competitors offer special buyer incentives in the form of below-market interest rates on certain classes of vehicles which we are unable to match. Many of these competitors also have longstanding relationships with automobile dealers, making it difficult for us to develop relationships with those dealers. In addition, some of the major entities that compete with us provide other forms of financing to automobile dealers, including dealer floor plan financing and leasing, which we do not provide. All of this may have the effect of making us less competitive.

     VIOLATIONS OF OR CHANGES IN THE LAWS AND REGULATIONS THAT GOVERN OUR BUSINESS COULD HAVE A MATERIAL ADVERSE EFFECT ON US. Our business is subject to numerous federal and state consumer protection laws and regulations. Among other things, these laws and regulations

     -      require us to obtain and maintain licenses and qualifications;

     -      limit interest rates, fees and other charges;

     - limit or prescribe various other terms of our automobile loan contracts;

     -      require specific disclosures; and

     -      define our rights to repossess and sell collateral vehicles.

If we were to violate these laws and regulations, even unintentionally, we could be subject to government enforcement action or to consumer or securityholder lawsuits seeking to recover for damages alleged to have resulted from the violations. Changes in existing laws or regulations, or in their interpretation, or the promulgation of additional laws or regulations could, among other things, impose significant new restrictions on the way in which we do business or result in significantly increased compliance costs. If any of this happened, it could have a material adverse effect on us.

                                    --------------

     THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS CONTAIN FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT OURSELVES AND OUR INDUSTRY. FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF LANGUAGE SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "SHOULD" OR "CONTINUE," AND SIMILAR LANGUAGE. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTY. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, WHICH ARE DESCRIBED IN THIS SECTION AND ELSEWHERE. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

                                   USE OF PROCEEDS

     Unless otherwise specified in an applicable prospectus supplement, we intend to add the net proceeds we receive from the sale of the subordinated notes to our general funds, in which case they will be available for working capital and other general corporate purposes. These uses may include funding loan purchases, repaying maturing obligations and redeeming outstanding indebtedness, including other subordinated notes. Pending those uses, we may temporarily invest the net proceeds in short-term investments or use them to reduce short-term indebtedness, including indebtedness under our warehouse facilities.

                        DESCRIPTION OF THE SUBORDINATED NOTES

GENERAL

     The subordinated notes are unsecured general obligations of Arcadia Financial, subordinated to all existing and future senior indebtedness. They are issued under the terms of an Indenture dated as of July 1, 1994, as amended and restated by a First Amendment and Restatement dated as of April 28, 1995, between Arcadia Financial and Norwest Bank Minnesota, National Association, as further amended and supplemented by an Instrument of Resignation, Appointment and Acceptance dated as of August 13, 1998, among Arcadia Financial, Norwest and Marine Midland Bank, and a First Supplemental Indenture dated as of August 13, 1998 between Arcadia Financial and HSBC Bank USA (formerly Marine Midland Bank), as trustee. The indenture provides that an unlimited principal amount of subordinated notes may be issued. The subordinated notes may be issued in one or more series having those maturities, interest rates, principal amounts, redemption provisions and other features that we establish. This prospectus relates to subordinated extendible notes having maturities of 30, 60, 90 and 180 days and one year after the date of issue, and subordinated fixed-term notes having maturities of one, two, three, four, five and ten years after the date of issue. There is no limitation on the respective amounts of each series of subordinated notes that may be outstanding at any time.

     The terms of the subordinated notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the indenture. The subordinated notes are subject to all of these terms, and holders of the subordinated notes are referred to the indenture and the Trust Indenture Act for a full understanding of all of these terms. The following section of this prospectus contains a description of the provisions of the indenture that we believe are material to a purchaser of the subordinated notes. All references to a section or an article what follows refer to the applicable section or article of the indenture. A copy of the indenture is filed as an exhibit to the registration statement and is available for inspection at our principal executive offices.

     The subordinated notes will be issued in registered form, without coupons, in any amount of $1,000 or more. We intend initially to issue the subordinated notes in uncertificated form. Prior to the summer of 1998, we issued subordinated notes in certificated form. Payment of any certificated subordinated note requires surrender of the certificate. If the certificate is lost, the holder will be required to provide an affidavit of loss and a surety bond, available through our office, at a cost equal to the greater of 2% of the principal amount of the subordinated note or $50.

     The subordinated notes may from time to time be issued as original issue discount securities, which means that they are legally considered to have been sold for an amount less than their principal amount. The holders of original issue discount subordinated notes may be required to include the value of the original issue discount in their income for tax purposes before they receive any cash with respect to that amount. In addition, if a subordinated note is an original issue discount security, an amount less than its full principal amount may become due and payable upon a declaration of acceleration of maturity. The accompanying prospectus supplement will describe the federal income tax consequences and other special factors that should be considered prior to purchasing any subordinated notes that are considered to be original issue discount securities.

     There is no sinking fund or other provision for payment of the subordinated notes at maturity. Subordinated notes that mature will be paid from our general funds, which may include funds generated by the sale of new subordinated notes.

INTEREST

     The interest rates we offer on the subordinated notes will change from time to time. Accordingly, then-current interest rates will be described in prospectus supplements. The interest rates we offer will be based on our analysis market conditions and our financial requirements. No change in interest rates will affect any note sold prior to the effective date of the change, except as described below regarding extendible subordinated notes. Interest on the subordinated notes accrues from the date of issuance and is calculated based on a 365-day year.

     Interest on the two, three, four, five and ten year subordinated notes compounds quarterly. Interest on all other subordinated notes is not compounded. Interest on 30, 60, 90 and 180 day extendible subordinated notes will be paid at maturity only. Interest on fixed-term subordinated notes and one year extendible subordinated notes will be paid, at the election of the original purchaser, monthly, quarterly, semi-annually, annually or at maturity. This election may be changed, one time only, by the holder during the term of the note.

     The interest rate on an extendible note will be adjusted to the then-current rate on each date on which that subordinated note extends. Each of these dates is called a "roll-over date." The roll-over dates occur every 30, 60, 90, 180 or 365 days, depending upon the series to which the extendible note belongs, unless the extendible note is redeemed by the holder or Arcadia Financial. The interest rate on a fixed-term note will not adjust prior to maturity.

AUTOMATIC EXTENSION

     If we do not redeem an extendible note prior to a roll-over date, we will send a notice to the holder on or within five days after that roll-over date listing the current interest rate applicable to the extendible note. If the holder does not present the subordinated note for redemption on or within 10 days after the roll-over date, the note will be extended automatically for the same term. All extendible subordinated notes will continue to renew in this manner unless either the holder or Arcadia Financial does something to stop the automatic extensions. Each extended subordinated note will continue to be subject to all the prior provisions that governed it, except that interest will accrue at the new rate from the first day of the renewed term. If extendible subordinated notes with the same term are not then being offered, the extendible note will not renew, and, absent instructions from the holder selecting a note with a term that is currently being offered, the extendible note will be redeemed. If a holder submits a written request for redemption within 10 days after a roll-over date, we will redeem the subordinated note, but no interest will accrue after the roll-over date. For purposes of the notice described above, notice is deemed given when the letter is deposited in the mail.

     The fixed-term subordinated notes will not automatically extend, but will be automatically paid at maturity.

REDEMPTION BY ARCADIA FINANCIAL

     If permitted by any senior indebtedness outstanding at the time, we may elect to redeem subordinated notes prior to maturity on at least 30 days' but not more than 60 days' notice to each holder of subordinated notes to be redeemed. This notice will be sent to the holder at his, her or its registered address. The redemption price will be 100% of the principal amount of the subordinated notes, plus accrued interest to the redemption date. We may not redeem five and ten year fixed-term subordinated notes at any time during the first two years after their dates of issuance. In any redemption, we may select only subordinated notes of a single class, interest rate or maturity. If we redeem less than all of a single class, interest rate or maturity of subordinated notes, the trustee will choose the subordinated notes (or portions of the subordinated notes) to be redeemed in the manner provided in the indenture, which will generally be pro rata or by lot. On and after the redemption date, interest will cease to accrue on subordinated notes or portions of them called for redemption.

REDEMPTION BY THE HOLDER

     Subject to the subordination limitations in the indenture, holders may request redemption of a 90 or 180 day or one year extendible or any fixed-term note. To do this, the holder must submit a written request for redemption. Within 30 calendar days following our receipt of a request, we will repay the principal amount of the subordinated note, together with interest accrued to the redemption date, less a penalty. The penalty will be the higher of:

     1. 90 days' interest at the actual rate of interest borne by the subordinated note, plus an amount equal to the difference, if any, between the interest actually earned on the subordinated note from the date of issue to the redemption date and the interest that would have been earned on the subordinated note for that period at an interest rate of 5% per year, if 5% is lower than the rate borne by the subordinated note; or

     2. the interest that would be earned from the date of redemption to the next roll-over date or to maturity, as the case may be, calculated at a rate per year equal to the difference between the interest rate borne by the subordinated note and the interest rate currently being offered by Arcadia Financial on subordinated notes having like or similar terms to the subordinated note being redeemed.

We will not be obligated to redeem at the request of holders more than $2,000,000 in original principal amount of subordinated notes in any calendar quarter. If more than $2,000,000 in original principal amount of subordinated notes are presented for redemption in a calendar quarter, we will select, in any manner we deem appropriate and fair, the subordinated notes or portions to be redeemed.

     Subject to the subordination limitations in the indenture, the estate of a deceased holder may request redemption of any subordinated notes owned by the deceased holder. To do this, the estate must submit a written notice to Arcadia Financial. Within 30 calendar days following our receipt of this notice, we will repay the principal amount of the subordinated note, together with interest accrued to the redemption date. We will not be obligated to redeem more than a $25,000 in aggregate principal amount of subordinated notes owned by any deceased holder, including the principal amount of subordinated notes owned by any trust or other entity of which the deceased holder is a beneficiary or owner. If two or more persons are joint record holders of a subordinated note, the election to redeem will not apply until all record holders are deceased, except that if the joint holders are husband and wife, the election may be made after the death of either spouse. The person electing redemption must provide us with whatever evidence we may reasonably require to establish death. Our decision with respect to determining death will be conclusive and binding.

     On redemption of a subordinated note and as a condition to the holder's right of redemption, the holder may be required, at our request, to supply written evidence, satisfactory in form and substance to us and the trustee, of the discharge of our obligation to the holder under the note.

INTEREST ACCRUAL DATE

     Interest on the subordinated notes accrues from the date of issuance. The date of issuance is the business day on which we receive funds in payment for the subordinated note purchased. For this purpose, our business days are Monday through Friday, except for national bank holidays.

INTEREST WITHHOLDING

     For those investors who do not provide us with a fully executed Form W-8 or Form W-9, we will withhold 31% of any interest paid. Otherwise, no interest will be withheld.

ADDITIONAL BENEFITS

     We may, from time to time, offer to make additional payments of interest, premiums or other benefits, in those amounts, in those forms, on those terms and at whatever times as we may determine. For example, we may limit an offer of additional benefits only to new investors, to investors purchasing subordinated notes for IRA, SEP or Keogh accounts, to current investors increasing or renewing their investments in the subordinated notes or to purchasers of subordinated note units. Also, we may limit an offer of additional benefits to current or new investors residing in particular states
or localities where we may legally sell the subordinated notes.   We may
modify or discontinue any benefits like this at any time.

SUBORDINATION

     The subordinated notes are subordinated in right of payment to the prior payment in full of all "senior indebtedness." Each noteholder, by accepting a subordinated note, agrees to the subordination and authorizes the trustee to give it effect. Senior indebtedness means all of our indebtedness except for (a) indebtedness evidenced by the subordinated notes and any extension or refunding of the subordinated notes and (b) indebtedness that is expressly made equal in right of payment to the subordinated notes. Senior indebtedness includes, without limitation, indebtedness under the following as amended, renewed or extended from time to time:

     -      our 11 1/2% Senior Subordinated Notes due 2007; and
     -      our Subordinated Notes, Series 1996-A due 2001.

More generally, our indebtedness on any date will include each of the following:

     - all its indebtedness for money borrowed, including all loans evidenced by subordinated notes, bonds, debentures or similar evidences of indebtedness;
     - indebtedness under leases which are capitalized under generally accepted accounting principles;
     - indebtedness representing the deferred and unpaid purchase price of any property or business, excluding trade and service payables incurred in the ordinary course of business and constituting current liabilities;
     - all guarantees of indebtedness of others, including repurchase arrangements and financial condition or liquidity or capital maintenance arrangements;
     - all obligations in respect of interest rate protection agreements and foreign currency hedging arrangements; and
     - all obligations in respect of letters of credit, other than documentary letters of credit, and in respect of banker's acceptances.

     If any senior indebtedness matures, whether by lapse of time, acceleration or otherwise, then all senior indebtedness must be paid in full before we can make any payment on account of the subordinated notes. We may not pay any amounts for the subordinated notes, including by redemption or otherwise, designate or set aside any amount for payment, or acquire any subordinated notes for cash or property other than our capital stock, if (a) we are then in default in the payment of any obligation due for senior indebtedness or (b) if a default on senior indebtedness occurs and is continuing that permits holders of that senior indebtedness to accelerate its maturity, other than a payment default, and we receive a notice of the default. We may resume payments on the subordinated notes and may acquire them when the default is cured or waived or, in the case of a default described in clause (b) in the preceding sentence, 180 days pass after the notice is given, if the indenture otherwise permits the payment or acquisition at that time.

     During any period in which we are prohibited from making any payments on the subordinated notes neither the trustee nor any noteholders may (a) initiate any insolvency proceeding unless an insolvency proceeding has be initiated by another person or (b) collect on or seek to enforce any judgment or otherwise receive any payment from Arcadia Financial for the subordinated notes. If payments are made to noteholders contrary to the subordination provisions of the indenture, the noteholders are required to pay over such amounts on demand to the trustee under the indenture or other agreement under which senior indebtedness may have been issued.

     Upon any distribution to our creditors in an insolvency proceeding, holders of senior indebtedness will be entitled to receive payment in full in cash of all obligations due in respect of senior indebtedness before the subordinated noteholders will be entitled to receive any payment of principal of or interest on subordinated notes. Until the senior indebtedness is paid in full in cash, any distribution to which noteholders would have been entitled will be made to holders of senior indebtedness.

     For these purposes, an insolvency proceeding means any bankruptcy, liquidation, winding-up, dissolution, insolvency, general assignment, including an assignment for the benefit of creditors, or appointment of a receiver, liquidator, custodian, sequestrator or similar official, or any similar proceeding or creditor's remedy occurring regarding Arcadia Financial or any of our subsidiaries or any substantial part of our respective assets.

MODIFICATION OF INDENTURE

     We may modify the indenture and change the trustee at any time with the consent of the holders of not less than a majority in principal amount of subordinated notes then outstanding. However, unless each affected holder gives consent, we may not modify the indenture if the modification will affect the terms of payment or the principal or interest on any subordinated note or reduce the percentage of holders whose consent to modification is required. Without the consent of noteholders, Arcadia Financial and the trustee may amend the indenture or the subordinated notes to cure any ambiguity, defect or inconsistency; to comply with Section 5.01 of the indenture in the event of a merger or sale of substantially all of our assets; or to make any change that does not adversely affect the legal rights of any noteholder. Article 10 of the indenture, which contains provisions subordinating the right of noteholders to senior indebtedness, may not be amended or modified without the consent of the holders of any senior indebtedness that may be required in any documentation governing our senior indebtedness.

PLACE, METHOD AND TIME OF PAYMENT

     Principal and interest on the subordinated notes will be payable on the applicable payment date at our then-current principal executive office or at any other place we may designate for that purpose. We may, however, elect to make payments by check or draft mailed on the applicable payment date or, in the case of maturity, the business day following the date of maturity, to the person entitled to the payment at his, her or its address appearing in the register that we maintain. Any payment of principal or interest that is due on a non-business day will be payable on the next business day.

EVENTS OF DEFAULT AND REMEDIES

     It will be an event of default under the subordinated notes if:

     - we fail to pay all or any part of the interest on any subordinated note when it becomes due and payable and this failure continues for a period of 30 days;
     - we fail to pay all or any part of the principal of any subordinated note when it becomes due and payable at maturity, whether upon redemption or otherwise;
     - we fail to comply with any of our other agreements or covenants in, or provisions of, the subordinated notes or the indenture, provided that this will not be an event of default until the trustee or the holders of at least 25% in principal amount of the then outstanding subordinated notes notify us of the default and we do not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default";
     -      we, under or within the meaning of any bankruptcy law:
            (1)     commence a voluntary proceeding under any bankruptcy law
            (2) consent to the entry of an order for relief against us in an involuntary bankruptcy proceeding

            (3) consent to the appointment of a custodian of us or for all or substantially all of our property
            (4)     make a general assignment for the benefit of our creditors
            (5) generally are unable to pay our debts as the same become due;
     - a court of competent jurisdiction enters an order or decree under any bankruptcy law that:
            (1) is for relief against us in an involuntary bankruptcy proceeding
            (2) appoints a custodian of us or for all or substantially all of our property
            (3) orders our liquidation, and the order or decree remains unstayed and in effect for 60 days; or
     - the maturity of any senior indebtedness in an aggregate amount exceeding $5,000,000 is accelerated under the terms of the instrument under which the senior indebtedness is outstanding, if the acceleration is not rescinded within 30 days after written notice of the acceleration.

     Noteholders may not enforce the indenture or the subordinated notes except as provided in the indenture. The trustee may require indemnity satisfactory to it before it enforces the indenture or the subordinated notes. Subject to limitations contained in the indenture and described in the following paragraph, holders of a majority in principal amount of the then outstanding subordinated notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from noteholders notice of any continuing default, except a default in payment of principal or interest, if it determines that withholding notice is in their interests. We must furnish an annual compliance certificate to the trustee.

     If an event of default occurs and is continuing, and subject to the limitation on exercising remedies contained in the subordination provisions of the indenture, the trustee by notice to us, or the holders of at least 25% in principal amount of the then outstanding subordinated notes by notice to us and the trustee, may declare the principal of and accrued interest on all the subordinated notes to be due and payable. Following a declaration like this, the principal and interest owing on the then outstanding subordinated notes will be due and payable immediately. The holders of a majority in principal amount of the then outstanding subordinated notes by notice to the trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default other than nonpayment of principal or interest that has become due solely because of the acceleration have been cured or waived. The holders of a majority in principal amount of the then outstanding subordinated notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The trustee may refuse to follow any direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other noteholders, or would involve the trustee in personal liability.

     A noteholder may pursue a remedy with respect to the indenture or the subordinated notes only if:

     - the holder gives to the trustee notice of a continuing event of default;
     - the holders of at least 25% in principal amount of the then outstanding subordinated notes make a request to the trustee to pursue the remedy;
     - the holder or holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;
     - the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and
     - during the 60-day period the holders of a majority in principal amount of the then outstanding subordinated notes do not give the trustee a direction inconsistent with the request.

A noteholder may not use the indenture to prejudice the rights of another noteholder or to obtain a preference or priority over another noteholder.

COVENANTS UNDER THE INDENTURE

     The indenture contains a number of covenants by us. In particular, we agree to pay the principal of and interest on the subordinated notes in accordance with their terms. In addition, we agree that we will not consolidate or merge with or into any other corporation, unless the other corporation expressly assumes our obligations under the indenture.

EXCHANGES

     We may offer or accept outstanding subordinated notes in exchange for other subordinated notes issued under the indenture.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange subordinated notes in accordance with the indenture. We are currently the registrar under the indenture. We, or another registrar under the indenture, may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any subordinated notes selected for redemption, beginning at the opening of business 15 days before the day that we intend to mail the notice of redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before its roll-over date, in the case of an extendible note, or its maturity date, in the case of a fixed-term note.

ABOUT THE TRUSTEE

     If an event of default occurs and is continuing, the trustee is required to exercise its rights and powers under the indenture, including its right to accelerate the subordinated notes or pursue other remedies to collect principal and interest. In exercising its rights and powers, the trustee is required to use the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. As noted above, the holders of a majority in principal amount of the then outstanding subordinated notes issued under the indenture have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of subordinated notes, unless they have offered the trustee security and indemnity satisfactory to it.

     The indenture contains a number of limitations on the right of the trustee, if it becomes our creditor, to obtain payment of claims in various types of cases, or to realize on listed types of property that it claims as security or otherwise. The trustee will be permitted to engage in other transactions. If it acquires any conflicting interest and if the subordinated notes are in default, it must eliminate the conflict or resign. The trustee may resign or be removed, effective upon the appointment of a successor trustee.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     The indenture may be discharged following the payment of all subordinated notes then outstanding or deposit in trust of funds sufficient to pay all subordinated notes then outstanding. We would also have to comply with some formal procedures to discharge the indenture.

SERVICE CHARGES

     We reserve the right to assess service charges for services such as changing the registration of any subordinated note when such change is occasioned by a change in name of the holder or a transfer, whether by operation of law or otherwise, of a subordinated note by the holder to another person.

VARIATIONS IN TERMS AND CONDITIONS

     We may elect to offer only some of the classes and maturities of subordinated notes described in this prospectus, depending on our financial requirements and market conditions. We may offer securities different from the subordinated notes, including debt that may be "senior indebtedness" with respect to the subordinated notes. We may vary the terms and conditions of the offering of the subordinated notes depending on various factors, including the state or locality where the purchaser resides, the purchaser's tenure as an investor with us, whether an investor is increasing or renewing his or her investment in our securities, or purchasing subordinated notes for an IRA, SEP or Keogh account. In addition, we may vary the terms and conditions of the subordinated notes for our employees and the employees of our subsidiaries.

                           FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of some of the federal income tax consequences relating to the purchase, ownership and disposition of the subordinated notes. The discussion is based upon the current provisions of the Internal Revenue Code of 1986, the related Treasury regulations and judicial or ruling authority. All of these are subject to change, including change with retroactive effect. The discussion assumes that the subordinated notes are held as capital assets and does not deal with federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules. Investors should consult their own tax advisors to determine the federal, state, local and any other tax consequences of the purchase, ownership and disposition of the subordinated notes.

INTEREST INCOME ON THE SUBORDINATED NOTES

     A holder of a 30, 60, 90 or 180 day extendible subordinated note generally will be required to include interest on that note in ordinary gross income on each roll-over date, even if the holder elects not to have interest paid on that date. A holder of a one year extendible note or a fixed term note generally will be required to include interest on that note in ordinary gross income on a daily basis, even though interest may be paid less frequently. As a result, a holder of a subordinated note may have taxable interest income for that subordinated note before any cash payment is received.

SALE, EXCHANGE OR RETIREMENT

     Upon the sale, exchange or retirement of a subordinated note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or retirement and the holder's adjusted tax basis in the note. The adjusted tax basis of a subordinated note to a particular holder generally will equal the holder's cost for the note, increased by any accrued but unpaid interest previously included in the holder's income and decreased by principal payments previously received. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in income. Any capital gain or loss will be short-term or long-term capital gain or loss, depending on whether the subordinated note had been held for more or less than 12 months.

FOREIGN HOLDERS

     Generally, interest paid to a holder of a subordinated note who is a nonresident alien individual or a foreign corporation and who does not hold the note in connection with a United States trade or business will be treated as "portfolio interest" and will be exempt from the applicable withholding tax. This type of holder will be entitled to receive interest payments on the subordinated notes free of United States federal income tax provided that the holder periodically provides us with a statement certifying under penalty of perjury that the holder is not a United States person and providing the holder's name and address. This type of holder will not be subject to federal income tax on gain from the disposition of a subordinated note unless the holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other requirements are met.

REPORTING AND BACKUP WITHHOLDING

     We will report annually to the Internal Revenue Service and to holders of record that are not excepted from the reporting requirements whatever information may then be required by law with respect to interest on the subordinated notes. Under some circumstances, a holder of a note may be subject to "backup withholding" at a 31% rate. Backup withholding may apply to a holder who is a United States person if the holder, among other circumstances, fails to furnish a Social Security number or other taxpayer identification number to us. Backup withholding at the appropriate rate, which may vary, may also apply to a holder of a note who is a foreign person if the holder fails to provide us with the statement necessary to establish the exemption from federal income and withholding tax on interest on the subordinated note. Backup withholding does not apply to payments on a subordinated note made to some exempt recipients, such as corporations and tax-exempt organizations, and to some foreign persons.

                                 PLAN OF DISTRIBUTION

     The subordinated notes are being offered on a continuous basis. The subordinated notes will be sold directly by our officers and other employees, without an underwriter or selling agent. We may also elect to sell subordinated notes through one or more registered broker-dealers who will act as selling agents for us without a firm underwriting commitment. If we sell through broker-dealers, the terms of the subordinated notes that we sell directly to the public will be the same as the terms of any similar classes and maturities that we sell through the brokers.

     From time to time, we may limit the volume of subordinated notes or classes or maturities of subordinated notes sold. We may vary the terms of the offering or the subordinated notes offered by state, locality or as otherwise described under "Description of Subordinated Notes--Variations in Terms and Conditions." At different times we may also offer only some of the maturities listed on the cover of this prospectus, depending on factors such as our liquidity requirements, the interest rate environment and other economic conditions.

     From time to time we may offer "subordinated note units" that consist of subordinated notes of more than one type or maturity of that are sold together. We will allocate an investor's total unit purchase among the different types and maturities of subordinated notes included in the unit in the manner stated on the prospectus supplement that accompanies this prospectus. The interest rates on subordinated notes included in the subordinated note units may be different from the interest rates that are then available on individually purchased subordinated notes of the same type and maturity.

     We intend to enter into non-exclusive selling agreements with any brokers that act as selling agents for the subordinated notes. Under the terms of these agreements, brokers will sell subordinated notes to the public and we will pay them commissions. Commissions will range from 0.25% to 5.0% of the principal amount of subordinated notes sold. The commission rate will vary according to the principal amount and term of the subordinated notes. We will agree to indemnify the brokers for losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended. The prospectus supplement that accompanies this prospectus will provide information about any selling agents then selling subordinated notes, including the commissions payable to that selling agent.

                                  REPORTS TO HOLDERS

     We publish annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. Copies of these reports will be sent to any noteholder upon oral or written request. See "Where You Can Find More Information" for further details.

                                    LEGAL MATTERS


     The validity of the subordinated notes offered under this registration statement will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.


                                       EXPERTS

     The consolidated financial statements of the Company appearing in our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         WHERE YOU CAN FIND MORE INFORMATION

     Federal securities law requires the filing of certain information with the SEC, including annual, quarterly and special reports, proxy statements and other information. You can read and copy these documents at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. You can also copy and inspect such reports, proxy statements and other information at the following regional offices of the SEC:

     New York Regional Office           Chicago Regional Office
     Seven World Trade Center           Citicorp Center
     Suite 1300                         500 West Madison Street, Suite 1400
     New York, NY 10048                 Chicago, Illinois 60661

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public on the SEC's web site at http://www.sec.gov. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the NYSE, you should call 1-212-656-5060.

     This prospectus and the accompanying prospectus supplements are part of
a registration statement we filed with the SEC (Registration No. 333-      ).
The registration statement and the exhibits filed with it contain additional information about us and the subordinated notes. The registration statement and the exibits filed with it are also available at the SEC locations listed above and on the SEC's web site.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospectus and any accompanying prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the subordinated notes:

     a. Annual Report on Form 10-K for the year ended December 31, 1998, filed March 24, 1999;

     b.     Current Report on Form 8-K dated March 5, 1999, filed March 8,
            1999;

     c. Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed May 14, 1999;

     d.     Current Report on Form 8-K dated May 21, 1999, filed May 21,
            1999;

     e. Amendment to Quarterly Report on Form 10-Q/A-1 for the quarter ended March 31, 1999, filed July 28, 1999; and

     f. Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed July 28, 1999.

     You may request a free copy of any of the above filings by writing or calling:

                                Arcadia Financial Ltd.
                               Arcadia Financial Center
                             7825 Washington Avenue South
                                Minneapolis, MN 55439
                                 Attention: Secretary
                                    (612) 942-9880

                                       PART II
                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The table below sets forth expenses in connection with the issuance and distribution of the securities registered by this prospectus. All fees and expenses other than the SEC registration fee are estimated. The expenses listed will be paid by Arcadia Financial.

       SEC Registration Fee . . . . . . . . . . . . . . . . . . . .  $ 27,800
       Accounting Fees and Expenses . . . . . . . . . . . . . . . .     5,000
       Legal Fees and Expenses. . . . . . . . . . . . . . . . . . .    10,000
       Printing Expenses. . . . . . . . . . . . . . . . . . . . . .    20,000
       Blue Sky and legal investment fees and related expenses. . .     5,000
       Miscellaneous (including listing fees, if applicable). . . .     2,200
                                                                     --------
               Total. . . . . . . . . . . . . . . . . . . . . . . .  $ 70,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 302A.521 of the Minnesota Business Corporation Act requires corporations to indemnify any person who is made or threatened to be made a party to any proceeding, by reason of the person's former or present official capacity, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding this right of indemnification, and reference is made to Section 302A.521 for a complete statement of indemnification rights. The general effect of Minnesota Statutes Section 302A.521 is to require Arcadia Financial to reimburse (or pay on behalf of) our directors and officers with respect to any personal liability that may be imposed on them for certain acts performed in their capacity as our directors and officers, except where they have not acted in good faith.

     Article 6 of our restated bylaws, as amended, provides that our directors, officers, employees and agents, past or present, and persons serving as directors, officers, employees and agents of another corporation or entity at Arcadia Financial's request, shall be indemnified by Arcadia Financial for such expenses and liabilities, in such manner, under such circumstances, and to such extent as permitted under Minnesota Statutes Section 302A.521.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


4.1 First Amendment and Restatement dated as of April 28, 1995, to Indenture dated as of July 1, 1994, between the Registrant and Norwest Bank
       Minnesota, National Association, as trustee (incorporated by reference to Exhibit 4.8.1 to Post-Effective Amendment No. 2, filed May 4, 1995, to the Registrant's Registration Statement on Form S-1, File No.
       33-81512).
4.2 Instrument of Resignation, Appointment and Acceptance dated as of August 13, 1998, among the Registrant, Norwest Bank Minnesota, National
       Association, and Marine Midland Bank (incorporated by reference to
       Exhibit 4.2 to Amendment No. 1, filed August 14, 1998, to the
       Registrant's Registration Statement on Form S-3, File No. 333-60531).
4.3    First Supplemental Indenture dated as of August 13, 1998, between the
       Registrant and Marine Midland Bank, as trustee, to Indenture dated as of July 1, 1994, as amended and restated by that First Amendment and Restatement dated as of April 28, 1995 (incorporated by reference to Exhibit 4.3 to Amendment No. 1, filed August 14, 1998, to the
       Registrant's Registration Statement on Form S-3, File No. 333-60531).
5.1    Opinion and consent of Dorsey & Whitney LLP (filed herewith).
12.1   Computation of Ratio of Earnings to Fixed Charges (previously filed).
12.2   Computation of Ratio of Earnings to Fixed Charges and Preferred Stock
       Dividends (previously filed).
23.1   Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
23.2   Consent of Ernst & Young LLP (filed herewith).
24.1   Power of Attorney (previously filed).
25.1   Statement of Eligibility of Marine Midland Bank on Form T-1
       (previously filed).

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the SEC under section 305(b)(2) thereof.

                                      SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota on August 16, 1999.


                                        ARCADIA FINANCIAL LTD.

                                        /s/ Richard A. Greenawalt
                                        -------------------------------------
                                        Richard A. Greenawalt
                                        Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.



          NAME                           TITLE                        DATE
          ----                           -----                        ----

/s/ Richard A. Greenawalt       Chief Executive Officer          August 16, 1999
-----------------------------   and Director (Principal
Richard A. Greenawalt           Executive Officer)


/s/ Robert A. Marshall          President, Chief Operating       August 16, 1999
-----------------------------   Officer and Director
Robert A. Marshall


/s/ John A. Witham              Executive Vice President and     August 16, 1999
-----------------------------   Chief Financial Officer
John A. Witham                  (Principal Financial Officer)


/s/ Brian S. Anderson           Senior Vice President,           August 16, 1999
-----------------------------   Corporate Controller and
Brian S. Anderson               Assistant Secretary
                                (Principal Accounting Officer)

          *                     Director                         August 16, 1999
-----------------------------
Scott H. Anderson

          *                     Director                         August 16, 1999
-----------------------------
Robert J. Cresci

          *                     Director                         August 16, 1999
-----------------------------
James L. Davis

          *                     Chairman of the Board            August 16, 1999
-----------------------------
Warren Kantor


*By:  /s/ Richard A. Greenawalt                                  August 16, 1999
      -------------------------
        Attorney-in-fact**



-------------
** Executed on behalf of the indicated persons by Richard A. Greenawalt, pursuant to the Power of Attorney included as Exhibit 24.1 to this registration statement.

                                    EXHIBIT INDEX



NUMBER                               DESCRIPTION
------                               -----------
4.1    First Amendment and Restatement dated as of April 28, 1995, to Indenture dated as of July 1, 1994, between the Registrant and Norwest Bank
       Minnesota, National Association, as trustee (incorporated by reference to Exhibit 4.8.1 to Post-Effective Amendment No. 2, filed May 4, 1995, to the Registrant's Registration Statement on Form S-1, File
       No. 33-81512).
4.2    Instrument of Resignation, Appointment and Acceptance dated as of
       August 13, 1998, among the Registrant, Norwest Bank Minnesota, National
       Association, and Marine Midland Bank (incorporated by reference to
       Exhibit 4.2 to Amendment No. 1, filed August 14, 1998, to the
       Registrant's Registration Statement on Form S-3, File No. 333-60531).
4.3    First Supplemental Indenture dated as of August 13, 1998, between the
       Registrant and Marine Midland Bank, as trustee, to Indenture dated as of
       July 1, 1994, as amended and restated by that First Amendment and
       Restatement dated as of April 28, 1995 (incorporated by reference to
       Exhibit 4.3 to Amendment No. 1, filed August 14, 1998, to the
       Registrant's Registration Statement on Form S-3, File No. 333-60531).
5.1    Opinion and consent of Dorsey & Whitney LLP (filed herewith).
12.1   Computation of Ratio of Earnings to Fixed Charges (previously filed).
12.2   Computation of Ratio of Earnings to Fixed Charges and Preferred Stock
       Dividends (previously filed).
23.1   Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
23.2   Consent of Ernst & Young LLP (filed herewith).
24.1   Power of Attorney (previously filed).
25.1   Statement of Eligibility of Marine Midland Bank on Form T-1
       (previously filed).